

NO ACT



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



11005919

March 2, 2011

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 03-02-2011

Marc S. Gerber
Skadden, Arps, Slate, Meagher & Flom LLP
1400 New York Avenue, N.W.
Washington, DC 20005-2111

Re: Verizon Communications Inc.
Incoming letter dated February 18, 2011

Dear Mr. Gerber:

This is in response to your letters dated February 18, 2011 and February 25, 2011 concerning the shareholder proposal submitted to Verizon by Kenneth Steiner. We also have received letters on the proponent's behalf dated February 23, 2011 and March 1, 2011. On February 11, 2011, we issued our response expressing our informal view that Verizon could not exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Under Part 202.1(d) of Section 17 of the Code of Federal Regulations, the Division may present a request for Commission review of a Division no-action response relating to Rule 14a-8 under the Exchange Act if it concludes that the request involves "matters of substantial importance and where the issues are novel or highly complex." We have applied this standard to your request and determined not to present your request to the Commission.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

cc: John Chevedden

FISMA & OMB Memorandum M-07-16

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

March 1, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 10 Rule 14a-8 Proposal
Verizon Communications Inc. (VZ)
Special Shareowner Meetings
Kenneth Steiner, $50,000 Shareholder, One Decade of Stock Ownership

Ladies and Gentlemen:

This responds further to the company February 18, 2011 Request for Reconsideration regarding *Verizon Communications Inc.* (February 11, 2011).

The DJF broker letter format has been similar for about a decade although the company seems to imply otherwise. DJF will not provide broker letters for 2012 rule 14a-8 proposals because DJF has transferred all its client accounts to another broker. The unusual event of DJF transferring all its client accounts to another broker was beyond the control of the proponent.

This is to request that the Securities and Exchange Commission reaffirm *Verizon Communications Inc.* (February 11, 2011).

Sincerely,

John Chevedden

cc:
Kenneth Steiner, $50,000 Shareholder, One Decade of Stock Ownership

Mary Louise Weber <mary.l.weber@verizon.com>

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
1440 NEW YORK AVENUE, N.W.
WASHINGTON, D.C. 20005-2111
TEL: (202) 371-7000
FAX: (202) 393-5760
www.skadden.com

DIRECT DIAL
202-371-7233
DIRECT FAX
202-661-8280
EMAIL ADDRESS
MARC.GERBER@SKADDEN.COM

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February 25, 2011

BY EMAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Letter from John Chevedden in Response to the Verizon Communications Inc. Request for Reconsideration

Lades and Gentlemen:

We are writing on behalf of our client, Verizon Communications Inc., a Delaware corporation ("Verizon" or the "Company"), in response to a letter, dated February 23, 2011 (the "Response Letter"), from John Chevedden ("Mr. Chevedden") (on behalf of Kenneth Steiner ("Mr. Steiner")) regarding the request for reconsideration (the "Request for Reconsideration") submitted by Verizon to the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission. The Request for Reconsideration relates to the Staff's letter, dated February 11, 2011, in which the Staff indicated that it was unable to concur with the Company's view that, for the reasons stated in our request for no-action relief dated December 17, 2010, the shareholder proposal and supporting statement (the "Proposal") submitted by Mr. Steiner, with Mr. Chevedden and/or his designee authorized to act as Mr. Steiner's proxy (Mr. Steiner and Mr. Chevedden are sometimes referred to together as the "Proponent"), could be excluded from the proxy materials to be distributed by the Company in connection with its 2011 annual meeting of shareholders.

In the Response Letter, Mr. Chevedden makes a number of statements. Among other things, Mr. Chevedden attempts to dismiss the inconsistency between the Staff's position with respect to Verizon and the Staff's position in virtually identical circumstances with respect to AT&T. Notably, however, he makes no attempt to reconcile that inconsistency.

Mr. Chevedden does attempt to divert attention from the substantive issues by asserting that Verizon failed to comply with Rule 14a-8, an assertion that is simply not correct. In response to the original Proposal received by Verizon on October 7, 2010, Verizon sent a deficiency letter pursuant to Rule 14a-8(b) to the Proponent on October 11, 2010. In response to this deficiency letter, on October 15, 2010, Mr. Chevedden faxed to the Company the "fill-in-the-blank yourself" letter purportedly from DJF Discount Brokers (the "DJF Letter"). Once Mr. Chevedden responded to the deficiency notice, the Company was under no obligation, pursuant to Rule 14a-8 or otherwise, to provide a second deficiency letter regarding its concerns with the DJF Letter or any other defect in the response to the deficiency letter. *See* Rule 14a-8(f)(1) (explaining a company's obligation to provide a singular notice of deficiency); *see also* Staff Legal Bulletin No. 14 (CF) (July 13, 2001) ("SLB 14"), Section C.6. (stating that "a company may exclude a proposal from its proxy materials due to eligibility or procedural defects if ... the shareholder timely responds [to the company's notice of defects] but does not cure the eligibility or procedural defect(s)" and also referring to only a singular notice of deficiency).

On November 15, 2010, the Company received the new version of the Proposal and, on November 16, 2010, sent a new deficiency letter to the Proponent. Mr. Chevedden claims that this second deficiency letter was not in compliance with Rule 14a-8 because it failed to include a copy of Rule 14a-8. However, the Company had just recently provided Messrs. Chevedden and Steiner with a copy of Rule 14a-8 and specifically referred to that copy of Rule 14a-8. As companies are not required to provide copies of Rule 14a-8 with deficiency letters, Verizon's deficiency letter was certainly compliant with the rule and sufficient to inform the Proponent that it had failed to provide the requisite proof of ownership of Verizon stock. *See* SLB 14, Section G.3. (stating that companies "should consider" providing a copy of Rule 14a-8 with a deficiency letter, but that a copy is "not required"); Staff Legal Bulletin No. 14B (CF) (September 15, 2004), Section C.1. (same).

Mr. Chevedden ends his letter by asserting that Verizon is trying to take advantage of circumstances beyond the Proponent's control. On the contrary, we believe that submitting a "fill-in-the-blank yourself" broker's letter and then months later submitting an after-the-fact representation from Mr. Filiberto about his review and authorization of this highly unorthodox process were circumstances very much in the Proponent's control.

* * *

If we can be of further assistance, or if the Staff should have any questions, please do not hesitate to contact me at (202) 371-7233.

Very truly yours,

Marc S. Gerber

cc: Mary Louise Weber, Esq., Verizon Communications Inc.

Mr. Kenneth Steiner

FISMA & OMB Memorandum M-07-16

Mr. John Chevedden (by email ***FISMA & OMB Memorandum M-07-16***

FISMA & OMB Memorandum M-07-16

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

February 23, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 9 Rule 14a-8 Proposal
Verizon Communications Inc. (VZ)
Special Shareowner Meetings
Kenneth Steiner, $50,000 Shareholder, One Decade of Stock Ownership

Ladies and Gentlemen:

This responds to the company February 18, 2011 Request for Reconsideration regarding *Verizon Communications Inc.* (February 11, 2011).

If the company had originally followed rule 14a-8, there would be no reason for the company to appeal now.

The company did not give notice of any perceived defect in 10-words of writing on the one-page broker letter within the required 14-days. The company also did not give notice of any perceived specific defect in the one-page broker letter based on its interpretation of the Apache case within the required 14-days.

The company broker letter request of November 16, 2010 was also not in compliance because the request failed to include a copy of rule 14a-8. The company provided no evidence that the company "attach[ed] a copy of rule 14a-8(b) to the notice" as required by Staff Legal Bulletin No. 14B.

Staff Legal Bulletin No. 14B (CF) states (emphasis added):

2. Is there any further guidance to companies with regard to what their notices of defect(s) should state about demonstrating proof of the shareholder proponent's ownership? ...

We have expressed the view consistently that **a company does not meet its obligation to provide appropriate notice** of defects in a shareholder proponent's proof of ownership where the company refers the shareholder proponent to rule 14a-8(b) but does not either:

address the specific requirements of that rule in the notice; or

attach a copy of rule 14a-8(b) to the notice.

The company reliance on *AT&T* (February 8, 2011) may be misplaced. The fact that a company is not granted concurrence on one basis is not grounds for concluding that this was the only potential basis to not grant concurrence to AT&T.

The company is attempting to take maximum advantage of a unique or almost situation in rule 14a-8 precedents and a situation beyond the control of the proponent who is a shareholder for more than a decade: A broker in the process of transferring his accounts to another broker after nearly two decades in business.

This is to request that the Securities and Exchange Commission reaffirm *Verizon Communications Inc.* (February 11, 2011).

Sincerely,

John Chevedden

cc:
Kenneth Steiner, $50,000 Shareholder, One Decade of Stock Ownership

Mary Louise Weber <mary.l.weber@verizon.com>

February 11, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Verizon Communications Inc.
Incoming letter dated December 17, 2010

The proposal relates to special meetings.

We are unable to concur in your view that Verizon may exclude the proposal under rules 14a-8(b) and 14a-8(f). In this regard, we note that Verizon raises valid concerns regarding whether the letter documenting the proponent's ownership is "from the 'record' holder" of the proponent's securities, as required by rule 14a-8(b)(2)(i). However, we also note that the person whose signature appears on the letter has represented in a letter dated January 21, 2011 that the letter was prepared under his supervision and that he reviewed it and confirmed it was accurate before authorizing its use. In view of these representations, we are unable to conclude that Verizon has met its burden of establishing that the letter is not from the record holder of the proponent's securities. In addition, under the specific circumstances described in your letter, we are unable to concur in your view that the proponent was required to provide additional documentary support evidencing that he satisfied the minimum ownership requirement as of the date that he revised his proposal. Accordingly, we do not believe that Verizon may omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Adam F. Turk
Attorney-Adviser

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

1440 NEW YORK AVENUE, N.W.
WASHINGTON, D.C. 20005-2111

TEL: (202) 371-7000
FAX: (202) 393-5760
www.skadden.com

DIRECT DIAL
202-371-7233
DIRECT FAX
202-661-8280
EMAIL ADDRESS
MARC.GERBER@SKADDEN.COM

FIRM/AFFILIATE OFFICES
BOSTON
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February 18, 2011

BY EMAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Verizon Communications Inc.
Request for Reconsideration
Shareholder Proposal of Kenneth Steiner

Lades and Gentlemen:

We are writing on behalf of our client, Verizon Communications Inc., a Delaware corporation ("Verizon" or the "Company"), in response to a letter, dated February 11, 2011 (received on February 16, 2011), from the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") in which the Staff indicated that it was unable to concur with the Company's view that, for the reasons stated in our request for no-action relief dated December 17, 2010 (the "Initial Request"), the shareholder proposal and supporting statement (the "Proposal") submitted by Kenneth Steiner ("Mr. Steiner"), with John Chevedden ("Mr. Chevedden") and/or his designee authorized to act as Mr. Steiner's proxy (Mr. Steiner and Mr. Chevedden are sometimes referred to together as the "Proponent"), could be excluded from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2011 annual meeting of shareholders.

For the reasons stated below, we respectfully request that the Staff reconsider the positions taken in its February 11, 2011 letter and concur with the

Company's view that the Proposal is excludable from the Proxy Materials under Rule 14a-8(b) and Rule 14a-8(f)(1). The Company intends to commence printing its Proxy Materials on or about March 8, 2011.

In accordance with Staff Legal Bulletin No. 14D (CF) (November 7, 2008), we are emailing this letter to the Staff and simultaneously sending a copy to the Proponent.

I. Background

The background is more fully described in the Initial Request and is only briefly summarized here for convenience. The Company received the original Proposal (the "Original Proposal") on October 7, 2010 and sent a deficiency letter pursuant to Rule 14a-8(b) to the Proponent on October 11, 2010 (the "First Deficiency Letter"). In response to the First Deficiency Letter, on October 15, 2010, Mr. Chevedden faxed to the Company a letter, dated October 12, 2010 (the "DJF Letter"), purportedly from DJF Discount Brokers ("DJF"), certifying that Mr. Steiner was the beneficial owner of 1809 shares of the Company's stock and had held at least $2,000 of the Company's shares since August 10, 2000.

On November 15, 2010, the Company received a new version of the Proposal (the "Updated Proposal"), which included a materially revised supporting statement. Significantly, the Company sent a second deficiency letter to the Proponent on November 16, 2010 (the "Second Deficiency Letter") requesting the requisite proof of ownership. The Proponent has not provided the proof of ownership requested by the Second Deficiency Letter. In fact, the Proponent essentially asserted that he had no obligation to respond to the Second Deficiency Letter.

II. The Staff's Position with Respect to Verizon is Inconsistent with the Staff's Position in Its Recent Letter to AT&T

The Initial Request set forth Verizon's view that the Proposal could be excluded pursuant to Rule 14-8(b) and Rule 14a-8(f)(1) because the Proponent failed to provide the necessary proof of continuous share ownership with respect to the Updated Proposal. The Staff's February 11, 2011 letter states that the Staff is "unable to concur in your view that the proponent was required to provide additional documentary support evidencing that he satisfied the minimum ownership requirement as of the date he revised his proposal." We believe the Staff's position directly conflicts with the Staff's recently stated position in a virtually identical situation addressed in *AT&T Inc.* (February 8, 2011).

On September 24, 2010, AT&T received a proposal from Mr. Chevedden on behalf of William Steiner for inclusion in AT&T's 2011 proxy materials. On November 9, 2010, AT&T received a revised proposal from Mr. Chevedden on behalf of William Steiner. The revised proposal differed from the first proposal in that the supporting statement included four new paragraphs. AT&T stated its intention to include the September 24, 2010 proposal in its proxy materials but sought the Staff's concurrence that AT&T could exclude the November 9, 2010 proposal pursuant to Rule 14a-8(c), which provides that a shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

The Staff did not concur with AT&T's view that the revised, November 9, 2010 proposal could be excluded under Rule 14a-8(c), stating *"[i]n this regard, we note that it appears AT&T did not provide a notice of deficiency within the time period specified. Accordingly, we do not believe that AT&T may omit the proposal . . . in reliance on rule 14a-8(c)"* (emphasis added).

The clear basis of the *AT&T* determination is that the revised proposal stood independently of the first proposal such that any procedural or eligibility defect required "a notice of deficiency within the time period specified."

Indeed, consistent with the view expressed in *AT&T*, Verizon did in fact send the Proponent the Second Deficiency Letter requesting the requisite proof of ownership and the Proponent has not responded within the 14-calendar day limit imposed by Rule 14a-8(f)(1). As stated above, the Proponent expressly declined to respond substantively to the Second Deficiency Letter. Applying the Staff's analysis in *AT&T* to these facts, Verizon believes that the Updated Proposal may be omitted from its 2011 proxy materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1).

III. The Updated Proposal Superseded the Original Proposal

Again, consistent with the Staff's view expressed in *AT&T*, the Updated Proposal is independent of the Original Proposal. Under Rule 14a-8, however, a proponent may submit only one proposal to a company for a particular annual meeting. Accordingly, for the reasons described in the Initial Request, a substantially revised, "updated" proposal is properly viewed as superseding the prior proposal and should be viewed as a deemed withdrawal of the prior proposal. The Original Proposal therefore is moot.

IV. The After-the-Fact Representations of Mr. Filiberto Are Not Sufficient to Satisfy the Proponent's Obligation to Prove His Eligibility Under Rule 14a-8(b)

Rule 14a-8(b) provides that a shareholder that is not a registered holder of the shares "must prove [his] eligibility" by (in relevant part) submitting a written statement from the "record" holder of the securities. The Staff's February 11, 2011 letter acknowledges that "Verizon raise[d] valid concerns regarding whether the letter documenting the proponent's ownership is 'from the 'record' holder' of the proponent's securities" but relied on the representations in a January 21, 2011 letter from Mark Filiberto, the former president of DJF, to the effect that the DJF Letter was prepared under his supervision and that he confirmed its accuracy before authorizing its use.

We note that, even if Mr. Filiberto's representations are accepted at face value, his letter was delivered well beyond the 14-day deadline for the Proponent to respond to the Second Deficiency Letter. This is comparable to delivering a corrected broker's letter after the 14-day deadline has passed and, therefore, should be viewed as an untimely effort to prove the Proponent's eligibility.

Even if Mr. Filiberto's Letter is not viewed as untimely, we respectfully submit that his after-the-fact representations strain the boundaries of credibility and raise sufficient questions such that the Proponent has failed to prove his eligibility to submit a proposal under Rule 14a-8. Other than the DJF Letter submitted by the Proponent and similar letters from DJF submitted by Mr. Chevedden to other companies for their 2011 annual meetings, we are not aware of any other broker that provides shareholders with a pre-signed, "fill-in-the-blanks yourself" form letter to prove their ownership.

Rather than the straightforward process likely employed by every other broker – receive a client request for verification of ownership and produce a letter in response – Mr. Filiberto would have us all believe that Mr. Chevedden filled in the blanks in a form letter previously executed by Mr. Filiberto, Mr. Chevedden then sent the completed letter to Mr. Filiberto for Mr. Filiberto's review and authorization, Mr. Filiberto verified the information and then he authorized Mr. Chevedden's use of the completed letter. The idea that Messrs. Filiberto and Chevedden engaged in such a process is simply not credible.

Moreover, the Staff's acceptance of this highly unusual and questionable practice – one that we have not seen used by any other broker – runs the risk of being interpreted by brokers and others as a signal that shoddy procedures are acceptable so long as the broker represents, well after the fact and only if challenged, that it gave the final authorization. In addition, the Staff's acceptance of the DJF Letter sends a message to companies that relief from proponents' use of highly-suspect practices to prove ownership under Rule 14a-8 must be sought in a judicial forum rather than from the Staff. We believe that such a message would be most unfortunate.

For the foregoing reasons, Verizon respectfully requests that the Staff reconsider the positions taken in its February 11, 2011 letter in which it was unable to concur with Verizon's view that the Proposal could be properly excluded from the Proxy Materials under Rule 14a-8(b) and Rule 14a-8(f)(1).

If the Staff finds that there is no basis to reconsider its positions, we respectfully request that it refer this matter to the Commission for review pursuant to 17 C.F.R. § 202.1(d) because it is one of "substantial importance" and involves issues that are "novel or highly complex."

* * *

If we can be of further assistance, or if the Staff should have any questions, please do not hesitate to contact me at (202) 371-7233.

Very truly yours,

Marc S. Gerber

cc: Mary L. Schapiro, Chairman
U.S. Securities and Exchange Commission

Kathleen L. Casey, Commissioner
U.S. Securities and Exchange Commission

Elise B. Walter, Commissioner
U.S. Securities and Exchange Commission

Luis A. Aguilar, Commissioner
U.S. Securities and Exchange Commission

Troy A. Paredes, Commissioner
U.S. Securities and Exchange Commission

Mary Louise Weber, Esq., Verizon Communications Inc.

Mr. Kenneth Steiner

FISMA & OMB Memorandum M-07-16

Mr. John Chevedden (by email: ***FISMA & OMB Memorandum M-07-16***

FISMA & OMB Memorandum M-07-16